Exhibit 4-C

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2024, Ford Motor Credit Company LLC (“Ford Credit,” the “Company,” “we,” “our,” “us”) has the following securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) 3.350% Notes due Nine Months or More from the Date of Issue due August 20, 2026 (the “2026 Notes”) and (ii) the following Notes issued pursuant to our Euro Medium-Term Notes Due Nine Months or More from Date of Issue program (collectively referred to herein as the “EMTN Notes”): 1.355% Notes due February 7, 2025; 4.535% Notes due March 6, 2025; 3.250% Notes due September 15, 2025; 2.330% Notes due November 25, 2025; 2.386% Notes due February 17, 2026; 6.860% Notes due June 5, 2026; 4.867% Notes due August 3, 2027; 6.125% Notes due May 15, 2028; 5.625% Notes due October 9, 2028; 4.165% Notes due November 21, 2028; 5.125% Notes due February 20, 2029; 4.445% Notes due February 14, 2030; and 5.780% Notes due April 30, 2030. Each series of the Company’s securities registered under Section 12 of the Exchange Act is listed on The New York Stock Exchange (the “NYSE”).

DESCRIPTION OF DEBT SECURITIES
The following description of the Company’s 2026 Notes and the EMTN Notes (2026 Notes and the EMTN Notes are sometimes referred to herein collective as the “Notes”) is a summary and does not purport to be complete. This description is qualified in its entirety by reference to the Indenture, dated as of March 16, 2015, between Ford Motor Credit Company LLC and The Bank of New York Mellon, as trustee (the “Indenture”). Capitalized terms used in the following description and not otherwise defined herein shall have the meaning ascribed to them in the Indenture.

Generally
Our debt securities are issued in one or more series under an Indenture, dated as of March 16, 2015, between us and The Bank of New York Mellon, as Trustee (the “Trustee”). The Indenture may be supplemented from time to time. The Indenture is a contract between us and The Bank of New York Mellon acting as Trustee. The Trustee has two main roles. First, the Trustee can enforce debtholders’ rights against us if an “Event of Default” described below occurs. Second, the Trustee performs certain administrative duties for us.

The 2026 Notes
We issued U.S.$11,176,000 aggregate principal amount of the 2026 Notes on August 18, 2016. The maturity date of the 2026 Notes is August 20, 2026, and interest at a rate of 3.350% per annum is paid semi-annually on August 20 and February 20 of each year, beginning on February 20, 2017, and on the maturity date. The 2026 Notes became redeemable at our option on August 20, 2017 and semi-annually thereafter on 30 calendar days notice. As of February 1, 2025, U.S.$9,490,000 aggregate principal amount of the 2026 Notes was outstanding.

EMTN Notes
The EMTN Notes referenced in the table below were all issued pursuant to our Euro Medium Term Note Program as described in the most recent Prospectus Supplement dated February 26, 2021.

NYSE Symbol	Title	Issue Date	Maturity Date	Principal Amount		Currency	Interest Payment Dates
				Issued	Outstanding
F/25I	1.355% Notes due Feb. 7, 2025	Feb. 7, 2018	Feb. 7, 2025	€500,000,000	€500,000,000	Euro	Feb. 7
F/25K	4.535% Notes due Mar. 6, 2025 (Sterling)	Mar. 6, 2019	Mar. 6, 2025	£600,000,000	£600,000,000	Pound Sterling	Mar. 6
F/26AB	2.386% Notes due Feb. 17, 2026	June 17, 2019	Feb. 17, 2026	€750,000,000	€750,000,000	Euro	Feb. 17
F/25L	2.330% Notes due Nov. 25, 2025	Nov. 25, 2019	Nov. 25, 2025	€600,000,000	€600,000,000	Euro	Nov. 25
F/25M	3.250% Notes due Sep. 15, 2025	Sep. 15, 2020	Sep. 15, 2025	€750,000,000	€750,000,000	Euro	Sep. 15
F/27A	4.867% Notes due Aug. 3, 2027	Feb. 13, 2023	Aug. 3, 2027	€1,000,000,000	€1,000,000,000	Euro	Aug. 3
F/26A	6.860% Notes due June 5, 2026	Mar. 6, 2023	Jun. 5, 2026	£500,000,000	£500,000,000	Pound Sterling	Jun. 5
F/28B	6.125% Notes due May 15, 2028	May 15, 2023	May 15, 2028	€600,000,000	€600,000,000	Euro	May 15
F/29B	5.125% Notes due Feb. 20, 2029	Nov. 24, 2023	Feb. 20, 2029	€750,000,000	€750,000,000	Euro	Feb. 20
F/28D	5.625% Notes due Oct. 9, 2028	Jan. 3, 2024	Oct. 9, 2028	£350,000,000	£350,000,000	Pound Sterling	Oct. 9
F/30D	4.445% Notes due Feb. 14, 2030	Feb. 14, 2024	Feb. 14, 2030	€1,000,000,000	€1,000,000,000	Euro	Feb. 14

NYSE Symbol	Title	Issue Date	Maturity Date	Principal Amount		Currency	Interest Payment Dates
				Issued	Outstanding
F/28E	4.165% Notes due Nov. 21, 2028	Nov. 21, 2024	Nov. 21, 2028	€850,000,000	€850,000,000	Euro	Nov. 21
F/30A	5.780% Notes due Apr. 30, 2030	Apr. 30, 2024	Apr. 30, 2030	£300,000,000	£300,000,000	Pound Sterling	Apr. 30

General
The Indenture does not limit the amount of debt securities that may be issued under it. Therefore, additional debt securities may be issued under the Indenture.
Ranking
The Notes are unsecured obligations of Ford Credit and rank equally with Ford Credit’s other unsecured and unsubordinated indebtedness.
Payment on the Notes
Principal (and premium, if any) and interest, if any, is paid by us in immediately available funds.
Interest
The Notes bear interest from their respective dates of issue.
Interest on the Notes is payable in arrears on each Interest Payment Date to the persons in whose names the Notes are registered at the close of business on the 15th day preceding each such Interest Payment Date.
Each interest payment on a Note includes interest accrued from, and including, the issue date or the last Interest Payment Date, as the case may be, to, but excluding, the following Interest Payment Date or the maturity date, as the case may be (each such time period an “Interest Period”).
Fixed Rate Notes
Each Fixed Rate Note bears interest at a fixed interest rate per annum. Interest on Fixed Rate Notes is computed on the basis of a 360-day year of twelve 30-day months. If the maturity date or an Interest Payment Date for any Fixed Rate Note is not a Business Day, then the principal and interest for that Note is paid on the next Business Day, and no interest accrues from and after the maturity date or on such Interest Payment Date.
Floating Rate Notes
Ford Credit does not currently have any floating rate notes outstanding. The prospectus or pricing supplement related to each Floating Rate Note indicates the spread which is added to or subtracted from (or which is applied as a multiplier) the relevant interest rate formula to determine the interest rate.
A Floating Rate Note may have either of the following: a ceiling on the rate at which interest may accrue during any Interest Period (a “Maximum Interest Rate”), and a floor on the rate at which interest may accrue during any Interest Period, which floor may not be less than zero. In addition to any Maximum Interest Rate limitation, the interest rate on the Floating Rate Notes will in no event be higher than the maximum rate permitted by New York law, as the same may be modified by United States law for general application.

Limitation on Liens
If Ford Credit or any Restricted Subsidiary (as defined in the Indenture) shall pledge or otherwise subject to any lien (as defined in the Indenture as a “Mortgage”) any of its property or assets to secure indebtedness for borrowed money, Ford Credit will secure or cause such Restricted Subsidiary to secure the debt securities equally and ratably with (or prior to) the indebtedness secured by such Mortgage. This restriction does not apply to Mortgages securing such indebtedness which shall not exceed 5 percent of Consolidated Net Tangible Assets (as defined in the Indenture) of Ford Credit and its consolidated subsidiaries in the aggregate at any one time outstanding and does not apply to:
•certain Mortgages created or incurred to secure financing of the export or marketing of goods outside the United States;
•Mortgages on accounts receivable payable in foreign currencies securing indebtedness incurred and payable outside the United States;
•Mortgages in favor of Ford Credit or any Restricted Subsidiary;
•Mortgages in favor of governmental bodies to secure progress, advance or other payments, or deposits with any governmental body required in connection with the business of Ford Credit or a Restricted Subsidiary;
•deposits made in connection with pending litigation;
•Mortgages existing at the time of acquisition of the assets secured thereby (including acquisition through merger or consolidation) and certain purchase money Mortgages; and
•Mortgages in connection with any Hedging Transaction (as defined in the Indenture);
•Mortgages in connection with, or pursuant to, any Qualified Securitization Transaction (as defined in the Indenture); and
•any extension, renewal or replacement of any Mortgage or Mortgages referred to in the foregoing clauses, inclusive.

Merger and Consolidation
The Indenture provides that no consolidation or merger of Ford Credit with or into any other corporation shall be permitted, and no sale or conveyance of its property as an entirety, or substantially as an entirety, may be made to another corporation, if, as a result thereof, any asset of Ford Credit or a Restricted Subsidiary would become subject to a Mortgage, unless the debt securities shall be equally and ratably secured with (or prior to) the indebtedness secured by such Mortgage, or unless such Mortgage could be created pursuant to Section 10.04 of the Indenture without equally and ratably securing the debt securities.
Events of Default and Notice Thereof

The Indenture defines an “Event of Default” as being any one of the following events:
•failure to pay interest for 30 days after becoming due;
•failure to pay principal or any premium for five Business Days after becoming due;
•failure to make a sinking fund payment for five days after becoming due;
•failure to perform any other covenant applicable to the debt securities for 90 days after notice;
•certain events of bankruptcy, insolvency or reorganization; and
•any other Event of Default provided in the prospectus supplement.

An Event of Default for a particular series of debt securities will not necessarily constitute an Event of Default for any other series of debt securities issued under the Indenture.
If an Event of Default occurs and continues, the Trustee or the holders of at least 25% of the total principal amount of the series may declare the entire principal amount (or, if they are Original Issue Discount Securities (as defined in the Indenture), the portion of the principal amount as specified in the terms of such series) of all of the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the total principal amount of the debt securities of that series can void the declaration.
The Indenture provides that within 90 days after default under a series of debt securities, the Trustee will give the holders of that series notice of all uncured defaults known to it. (The term “default” includes the events specified above without regard to any period of grace or requirement of notice.) The Trustee may withhold notice of any default (except a default in the payment of principal, interest or any premium) if it believes that it is in the interest of the holders.

Annually, Ford Credit must send to the Trustee a certificate describing any existing defaults under the Indenture.
Other than its duties in case of a default, the Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable protection from expenses and liability. If they provide this reasonable indemnification, the holders of a majority of the total principal amount of any series of debt securities may direct the Trustee how to act under the Indenture.
Modification of the Indenture
With certain exceptions, Ford Credit’s rights and obligations and debtholders’ rights under a particular series of debt securities may be modified with the consent of the holders of not less than a majority in principal account of those debt securities affected by such modification (voting as a single class). No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, will be effective against a debtholder without such debtholder’s consent.
Global Securities
The debt securities of each series were issued in the form of one or more global certificates that are deposited with DTC, which acts as depositary for the global certificates. Beneficial interests in global certificates are shown on, and transfers of global certificates are effected only through, records maintained by DTC and its participants. Therefore, if a debtholder wishes to own debt securities that are represented by one or more global certificates, debtholders can do so only indirectly or “beneficially” through an account with a broker, bank or other financial institution that has an account with DTC (that is, a DTC participant) or through an account directly with DTC if such debtholder is a DTC participant.
While the debt securities are represented by one or more global certificates:
•Debtholders will not be able to have the debt securities registered in such debtholder’s name.
•Debtholders will not be able to receive a physical certificate for the debt securities.
•Our obligations, as well as the obligations of the Trustee and any of our agents, under the debt securities will run only to DTC as the registered owner of the debt securities. For example, once we make payment to DTC, we will have no further responsibility for the payment even if DTC or a debtholder’s broker, bank or other financial institution fails to pass it on so that such debtholder receives it.
•Debtholders’ rights under the debt securities relating to payments, transfers, exchanges and other matters are governed by applicable law and by the contractual arrangements between a debtholder and such debtholder’s broker, bank or other financial institution, and/or the contractual arrangements a debtholder or such debtholder’s broker, bank or financial institution has with DTC. Neither we nor the Trustee has any responsibility for the actions of DTC or such debtholder’s broker, bank or financial institution.
•Debtholders may not be able to sell their interests in the debt securities to some insurance companies and others who are required by law to own their debt securities in the form of physical certificates.
•Because the debt securities trade in DTC’s Same-Day Funds Settlement System, when debtholders buy or sell interests in the debt securities, payment for them is made in immediately available funds. This could affect the attractiveness of the debt securities to others.

A global certificate generally can be transferred only as a whole, unless it is being transferred to certain nominees of the depositary or it is exchanged in whole or in part for debt securities in physical form. If a global certificate is exchanged for debt securities in physical form, they are in denominations of $1,000 and integral multiples thereof, or another denomination stated in the prospectus supplement.

Payment of Additional Amounts
All payments in respect of the Notes are made free and clear of, and without deduction or withholding for or on account of, any present or future taxes, duties, assessments or other governmental charges of whatsoever nature required to be deducted or withheld by the United States or any jurisdiction through which payment on a Note is made or in each case any political subdivision or taxing authority therein or thereof (each a “Relevant Taxing Jurisdiction”), unless such withholding or deduction is required by law.

In the event any withholding or deduction on payments in respect of the Notes for or on account of any present or future tax, assessment or other governmental charge is required to be deducted or withheld by a Relevant Taxing Jurisdiction, we will remit the full amount required to be deducted or withheld to the relevant authority in accordance with applicable law and pay such additional amounts on the Notes as will result in receipt by each beneficial owner of a Note that is not a U.S. Person (as defined below) of such amounts (after all such withholding or deduction, including on any additional amounts) as would have been received by such beneficial owner had no such withholding or deduction been required. We are not be required, however, to make any payment of additional amounts for or on account of:
(a)any tax, assessment or other governmental charge that would not have been imposed but for (1) the existence of any present or former connection (other than a connection arising solely from the ownership of those Notes, the receipt of payments in respect of those Notes or exercise or enforcement of rights under the Notes) between that holder (or the beneficial owner for whose benefit such holder holds such Note), or between a fiduciary, settlor, beneficiary of, member or shareholder of, or possessor of a power over, that holder or beneficial owner (if that holder or beneficial owner is an estate, trust, partnership or corporation) and the United States, including that holder or beneficial owner, or that fiduciary, settlor, beneficiary, member, shareholder or possessor, being or having been a citizen or resident or treated as a resident of a Relevant Taxing Jurisdiction or being or having been engaged in trade or business or present in the Relevant Taxing Jurisdiction or having had a permanent establishment in the Relevant Taxing Jurisdiction or (2) the presentation of a Note for payment on a date more than 30 days after the later of the date on which that payment becomes due and payable and the date on which payment is duly provided for;

(b)any estate, inheritance, gift, sales, transfer, capital gains, excise, personal property, wealth or similar tax, assessment or other governmental charge;

(c)any tax, assessment or other governmental charge imposed on foreign personal holding company income or by reason of the beneficial owner’s past or present status as a passive foreign investment company, a controlled foreign corporation, a foreign tax exempt organization or a personal holding company with respect to the United States or as a corporation that accumulates earnings to avoid U.S. federal income tax;

(d)any tax, assessment or other governmental charge which is payable otherwise than by withholding or deducting from payment of principal of or premium, if any, or interest on such Notes;

(e)any tax, assessment or other governmental charge which would not have been imposed but for the failure of a beneficial owner or any holder of Notes to comply with our request or a request of our agent to satisfy certification, information, documentation or other reporting requirements concerning the nationality, residence, identity or connections with the Relevant Taxing Jurisdiction of the beneficial owner or any holder of the Notes that such beneficial owner or holder is legally able to deliver (including, but not limited to, the requirement to provide Internal Revenue Service Forms W-8BEN, W-8BEN-E, W-8ECI, W-9 or any subsequent versions thereof or successor thereto, and including, without limitation, any documentation requirement under an applicable income tax treaty);

(f)any tax, assessment or other governmental charge imposed on interest received by (1) a 10% shareholder (as defined in Section 871(h)(3)(B) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and the regulations that may be promulgated thereunder) of the Company or (2) a controlled foreign corporation that is related to Ford Credit within the meaning of Section 864(d)(4) of the Code, or (3) a bank receiving interest described in Section 881(c)(3)(A) of the Code, to the extent such tax, assessment or other governmental charge would not have been imposed but for the beneficial owner’s status as described in clauses (1) through (3) of this paragraph (f);

(g)any tax, assessment or other governmental charge required to be withheld or deducted under Sections 1471 through 1474 of the Code (or any amended or successor version of such Sections) (“FATCA”), any regulations or other guidance thereunder, or any agreement (including any intergovernmental agreement) entered into in connection therewith; or any law, regulation or other official guidance enacted in any jurisdiction implementing FATCA or an intergovernmental agreement in respect of FATCA; or

(h)any combination of the foregoing paragraphs (a), (b), (c), (d), (e), (f) and (g),

nor will we pay any additional amounts to any beneficial owner or holder of certain Notes who is a fiduciary or partnership to the extent that a beneficiary or settlor with respect to that fiduciary or a member of that partnership or a beneficial owner thereof would not have been entitled to the payment of those additional amounts had that beneficiary, settlor, member or beneficial owner been the beneficial owner of those Notes.
As used in this section “Payment of Additional Amounts”, “U.S. Person” means any individual who is a citizen or resident of the United States for U.S. federal income tax purposes, a corporation, partnership or other entity created or organized in or under the laws of the United States, any state of the United States or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable U.S. Treasury regulations), or any estate or trust the income of which is subject to United States federal income taxation regardless of its source.
Optional Redemption, Repayment and Repurchase

If (a) as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of a Relevant Taxing Jurisdiction (as defined under the heading “Payment of Additional Amounts”) , or any change in, or amendment to, an official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after the date of the prospectus with respect to the Notes, Ford Credit becomes or will become obligated to pay additional amounts (as described herein under the heading “Payment of Additional Amounts”) or (b) any act is taken by a taxing authority of a Relevant Taxing Jurisdiction on or after the date of the prospectus with respect to the Notes, whether or not such act is taken with respect to Ford Credit or any affiliate of Ford Credit, that results in a substantial probability that Ford Credit will or may be required to pay such additional amounts on one or more series of Notes, then Ford Credit may, at its option, redeem such Notes, as a whole but not in part, upon not less than 60 days’ nor more than 90 days’ notice at 100% of their principal amount, together with interest accrued thereon to the date fixed for redemption (or, in the case of Notes with original issue discount, at their accreted value); provided that Ford Credit determines, in its business judgment (determined in good faith), that the obligation to pay such additional amounts cannot be avoided by the use of reasonable measures available to Ford Credit (including, for the avoidance of doubt, the appointment of a new Paying Agent where this would be reasonable and would not cause Ford Credit to incur material additional out-of-pocket costs, but not including assignment of the obligation to make payment with respect to the Notes).
No redemption above may be made unless Ford Credit shall have received an opinion of independent counsel to the effect that an act taken by a taxing authority of the United States results in a substantial probability that it will or may be required to pay the additional amounts described herein under the heading “Payment of Additional Amounts” and Ford Credit shall have delivered to the Trustee a certificate, signed by a duly authorized officer, stating that based on such opinion Ford Credit is entitled to redeem the relevant Notes pursuant to their terms.